Exhibit 99.15

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is dated as of July 19, 2017, by and among Louisville Securities Limited, a private limited company incorporated under the laws of England and Wales (“Louisville”), and BATUS Holdings Inc., a Delaware corporation (“BATUS”).

WHEREAS, Louisville is the holder of 154,700,133 shares of common stock, par value $0.0001 per share (collectively, the “Shares”), of Reynolds American Inc., a North Carolina corporation (“RAI”).

WHEREAS, the parties hereto desire that Louisville sell to BATUS, and BATUS purchase from Louisville, the Shares; and

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.            Stock Purchase.  On the terms and subject to the conditions of this Agreement, Louisville hereby sells, transfers and delivers to BATUS, and BATUS hereby purchases from Louisville, the Shares, for a purchase price equal to 285,330 duly authorized, validly issued, fully paid and nonassessable shares of common stock, par value $1,000 per share, of BATUS (such transaction, the “Stock Purchase”).

2.            Further Assurances.  At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further actions as the other parties may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated by this Agreement and to otherwise carry out the intent of the parties hereunder, including providing the requisite instructions and completing any necessary documents for RAI’s transfer agent to reflect the Stock Purchase.

3.            Third Party Beneficiary.  This Agreement is intended for the sole benefit of the parties hereto and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto, any legal or equitable rights, remedies, obligations or benefits hereunder.

4.            Governing Law.  This Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware without regard to its principles of conflicts of law.

5.            Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

6.            Headings.  The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

7.            Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and legal representatives.

8.            Entire Agreement.  This Agreement contains the entire agreement among the parties hereto with respect to the Stock Purchase, and supersedes all prior agreements, written or oral, with respect thereto.

(Signatures on following page.)

IN WITNESS WHEREOF, the parties hereto caused this Agreement to be duly executed by their duly authorized representatives, as of the date first above written.

LOUISVILLE SECURITIES LIMITED

By:	/s/ Robert J. Casey
Name: Robert J. Casey
Title: Director

BATUS HOLDINGS INC.

By:	/s/ L. Brent Cotton
Name: L. Brent Cotton
Title: President

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]